UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oil-Dri Corporation of America
(Name of Issuer)
Common Stock, par value $0.10
(Title of Class of Securities)
677864100
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 677864100
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Harvey Partners, LLC 20-3760303
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	86,130*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	86,130*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
86,130*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 1.7%*
(12) Type of Reporting Person (See Instructions): IA

* Based on the information set forth in the Quarterly Report on Form 10-Q of Oil-Dri Corporation of America (the “Company”) filed with the Securities and Exchange Commission on December 8, 2016, there were 5,080,689 shares of the Company’s common stock, par value $0.10 (the “Common Stock”), outstanding as of October 31, 2016. As of December 31, 2016, Harvey SMidCap Fund, LP, a Delaware limited partnership (“SMidCap Fund”), held 36,987 shares of Common Stock and Harvey Master Fund, L.P., a Cayman Islands exempted limited partnership (“Master Fund”), held 49,143 shares of Common Stock. Harvey Partners, LLC, a Delaware limited liability company (“Harvey Partners”), is the investment manager of SMidCap Fund and Master Fund, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund and Master Fund. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Harvey Partners is deemed to beneficially own 86,130 shares of Common Stock, or 1.7% of the Common Stock deemed issued and outstanding as of December 31, 2016.

Item 1(a). Name Of Issuer:
Oil-Dri Corporation of America
Item 1(b). Address of Issuer’s Principal Executive Offices:
410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611
Item 2(a). Name of Person Filing:
Harvey Partners, LLC
Item 2(b). Address of Principal Business Office or, if None, Residence:
551 Fifth Avenue, 36th Floor, New York, NY 10176
Item 2(c). Citizenship:
Harvey Partners, LLC is a Delaware limited liability company.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.10
Item 2(e). CUSIP No.:
677864100
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
(a) Amount Beneficially Owned:	86,130*
(b) Percent of Class:	1.7%*

(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	86,130*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	86,130*
(iv) Shared power to dispose or to direct the disposition of:	0

__________________

* Based on the information set forth in the Quarterly Report on Form 10-Q of Oil-Dri Corporation of America (the “Company”) filed with the Securities and Exchange Commission on December 8, 2016, there were 5,080,689 shares of the Company’s common stock, par value $0.10 (the “Common Stock”), outstanding as of October 31, 2016. As of December 31, 2016, Harvey SMidCap Fund, LP, a Delaware limited partnership (“SMidCap Fund”), held 36,987 shares of Common Stock and Harvey Master Fund, L.P., a Cayman Islands exempted limited partnership (“Master Fund”), held 49,143 shares of Common Stock. Harvey Partners, LLC, a Delaware limited liability company (“Harvey Partners”), is the investment manager of SMidCap Fund and Master Fund, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund and Master Fund. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Harvey Partners is deemed to beneficially own 86,130 shares of Common Stock, or 1.7% of the Common Stock deemed issued and outstanding as of December 31, 2016.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ X ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10.  Certification

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

HARVEY PARTNERS, LLC

By:	/s/ Jeffrey C. Moskowitz
Name: Jeffrey C. Moskowitz
Title: Managing Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).